[Chapman and Cutler LLP Letterhead]

September 15, 2021

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statements filed on Form N‑1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on July 16, 2021 (each, a “Registration Statement” and collectively, the “Registration Statements”). The Registration Statements relate to the Innovator U.S. Equity Buffer ETF™ – Quarterly, Innovator U.S. Equity Power Buffer ETF™ – Quarterly, Innovator Growth Accelerated Plus ETF™ – October, Innovator U.S. Equity Accelerated ETF™ – October, Innovator U.S. Equity Accelerated Plus ETF™ – October, Innovator U.S. Equity Accelerated 9 Buffer ETF™ – October, Innovator Emerging Markets Power Buffer ETF™ – October (formerly Innovator MSCI Emerging Markets Power Buffer ETF™ – October), and Innovator International Developed Power Buffer ETF™ – October (formerly Innovator MSCI EAFE Power Buffer ETF™ – October) (each, a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff requests confirmation that the Funds’ next filing will consist of a full registration statement, including all required exhibits.

Response to Comment 1

The Registrant confirms that the next filing by the Funds will consist of a full registration statement.

Comment 2 – General

The Staff requests the Funds provide a completed draft of the Registration Statements as soon as possible but at least 5 days prior to effectiveness of the Registration Statements.

Response to Comment 2

The Funds confirm it will provide completed draft Registration Statements to the Staff more than 5 days prior to effectiveness of the Registration Statements.

Comment 3 – General

The Staff requests that to the extent the Registrant respectfully declines any comments, it will include its well-reasoned legal analysis stating the basis for such decline.

Response to Comment 3

The Registrant confirms that any comment it declines will include the legal basis for such decline.

Comment 4 – General

Please supplementally confirm to the Staff if there are any material differences between the Funds and the respective similar or identical defined outcome fund. The Staff notes the disclosure should follow the agreed upon language, and any differences should be identified for the Staff, including any attendant explanation. Please supplementally identify the effective registration statement that is substantially similar to each Fund that the Trust is relying upon for selective review pursuant to SEC Release No. 33-6510 (February 15, 1984). Finally, confirm that the format of any tables, graphs, etc. are the same or similar as to the respective defined outcome fund.

Response to Comment 4

The Registrant confirms that there are no material differences between the Funds’ disclosure, graphs and tables versus that of the applicable similar or identical defined outcome fund. Pursuant to the Staff’s comment, please see the below registration statement that each Fund is relying on for selective review:

Fund Name	Substantially Similar Fund	Date of Most Recent Registration Statement	SEC Accession No.
Innovator U.S. Equity Accelerated ETF – October	Innovator U.S. Equity Accelerated ETF – July	7/1/2021	0001437749-21-016147
Innovator U.S. Equity Accelerated 9 Buffer ETF – October	Innovator U.S. Equity Accelerated 9 Buffer ETF – July	7/1/2021	0001437749-21-016145
Innovator U.S. Equity Accelerated Plus ETF – October	Innovator U.S. Equity Accelerated Plus ETF – July	7/1/2021	0001437749-21-016146
Innovator Growth Accelerated Plus ETF – October	Innovator Growth Accelerated Plus ETF – July	7/1/2021	0001437749-21-016148
Innovator Emerging Markets Power Buffer ETF – October	Innovator Emerging Markets Power Buffer ETF – July	7/1/2021	0001437749-21-016142
Innovator International Developed Power Buffer ETF – October	Innovator International Developed Power Buffer ETF – July	7/1/2021	0001437749-21-016142
Innovator U.S Equity Buffer ETF – Quarterly	Innovator U.S. Equity Buffer ETF – July	7/1/2021	0001437749-21-016141
Innovator U.S. Equity Power Buffer ETF – Quarterly	Innovator U.S. Equity Power Buffer ETF – July	7/1/2021	0001437749-21-016141

Comment 5 – General

The Staff requests confirmation regarding whether each Fund will comply with Rule 6c-11 under the Investment Company Act of 1940, as amended (the “1940 Act”) upon effectiveness. Please confirm that each Fund has the necessary disclosure to be in compliance with Rule 6c-11 and the requirements of Form N-1A.

Response to Comment 5

The Funds confirm each Registration Statement is in compliance with Rule 6c-11 under the 1940 Act.

Comment 6 – General

Please confirm that the Funds will file an amended registration statement disclosing the final Cap within two days of the registration statement becoming effective.

Response to Comment 6

Pursuant to Rule 485A of the 1933 Act, the Registration Statements are set to go automatically effective on September 29, 2021 (except for the Innovator Emerging Markets Power Buffer ETF – October, and Innovator International Developed Power Buffer ETF – October, which are each scheduled to go effective September 14, 2021). Prior to the effectiveness of the Registration Statements, the Funds will file an amended registration statement that discloses the Funds’ expected Cap ranges scheduled to go effective on September 29, 2021, to comply with the Staff’s request that the Funds will not go effective more than two business days prior to the expected final Cap filing. With respect to Innovator Emerging Markets Power Buffer ETF – October and Innovator International Developed Power Buffer ETF – October, the Funds confirm neither will become effective prior to September 29, 2021. The Funds note that each Fund’s Cap is not available until the market closes on the day prior to the Funds’ launch, September 30, 2021. Accordingly, the Funds intend to file an amended registration statement disclosing each Fund’s Cap after 5:30 pm E.S.T. on September 30, 2021.

Comment 7 – General

Please confirm to the Staff that no shares of the Funds will be sold prior to the disclosure of final Caps. Additionally, in supplemental correspondence provide an explanation as to why a definitive cap is not available at the time of effectiveness.

Response to Comment 7

Each Fund confirms that no sale of its Shares will take place prior to the filing of the registration statement. The Funds note that each Fund’s Cap is not available until the market closes on the day prior to each Fund’s launch. Accordingly, each Fund intends to file an amended Registration Statement disclosing each Fund’s Cap after 5:30 pm E.S.T. on the day prior to the Funds’ launch. Each Fund confirms that no sale of its Shares will take place prior to the filing of the Registration Statement.

Comment 8 – Cap Resets

In supplemental correspondence to the Staff, confirm how the Funds will disclose to shareholders the respective Cap resets at the conclusion of each Outcome Period.

Response to Comment 8

The Funds will disclose the respective Cap resets at the conclusion of each Outcome Period in the following manner:

1.

Approximately one week prior to the end of the Outcome Period the Funds will make a sticker filing pursuant to Rule 497(e) of the 1933 Act, which will alert existing shareholders that the Outcome Period is approaching its conclusion and disclose the anticipated Cap range for the next Outcome Period.

2.

Following the close of business on the last day of the Outcome Period the Funds will make a sticker filing pursuant to Rule 497(e) of the 1933 Act that discloses each Fund’s Cap (both gross and net of the unitary management fee) for the next Outcome Period. This filing will be mailed to existing shareholders.

3.

On the first day of the new Outcome Period each Fund will file a full prospectus under Rule 497(e) of the 1933 Act that will incorporate the information from the sticker filing from the previous evening. This sticker will replace the Caps/dates associated with the previous Outcome Period with the Caps/dates associated with the new Outcome Period. Correspondingly, each Fund will file a revised summary prospectus under Rule 497(k) of the 1933 Act that reflects those changes.

Comment 9 – General

The Staff requests confirmation that the buffer for each Fund is not subject to change at the conclusion of each outcome period and that the Funds are aware of its obligations under the securities laws to update the registration statement accordingly should there be any related material changes to a Fund’s buffer.

Response to Comment 9

The Funds confirm the buffer is not subject to change and acknowledge the obligation under the securities laws to update the registration statement with material changes, such as a change to the Fund’s buffer.

Comment 10 – General

The Staff notes the following disclosure for the Innovator U.S. Equity Accelerated 9 Buffer ETF – October should be revised to align with the structure of how the cap is presented, pursuant to prior Staff comment and in furtherance of plain English disclosure principles:

“The Buffer is provided prior to taking into account annual Fund management fees, shareholder transaction fees and any extraordinary expenses incurred by the Fund. These fees and any expenses will have the effect of reducing the Buffer amount for Fund shareholders for an Outcome Period. When the Fund’s annual management fee equal to 0.79% of the Fund’s daily net assets is taken into account, the net Buffer for the Outcome Period is 8.21%.”

Response to Comment 10

In accordance with the Staff’s comment the above disclosure has been revised as shown below:

“The Buffer is provided prior to taking into account annual Fund management fees, shareholder transaction fees and any extraordinary expenses incurred by the Fund. When the Fund’s annual management fee equal to 0.79% of the Fund’s daily net assets is taken into account, the net Buffer for the Outcome Period is 8.21%. The Buffer will be further reduced by any shareholder transaction fees and any extraordinary expenses incurred by the Fund. These fees and any expenses will have the effect of reducing the Buffer amount for Fund shareholders for an Outcome Period.”

Comment 11 – Investment Objectives

The Staff notes certain of the formulations of the investment objective for the Funds still mentions “other fees and expenses” and others do not show a buffer that is net of fees. The Staff requests the investment objectives are updated to properly reflect the formulation of the investment objective to show a net cap and buffer, and that each should reference the appropriate fees.

Response to Comment 11

The Funds confirm that the investment objectives have been updated in accordance with the Staff’s comment. For example, the Innovator U.S. Equity Power Buffer ETF – Quarterly has been revised as follows:

“The Fund seeks to provide investors with returns that match the price return of the SPDR® S&P 500® ETF Trust, up to the upside cap of ___% (prior to taking into account management fees and other fees) and ___% (after taking into account management fees) while providing a buffer against the first 15% (prior to taking into account management fees and other fees) and 14.21% (after taking into account management fees) of SPDR® S&P 500® ETF Trust losses, over the period from October 1, 2021 to December 31, 2022.”

Comment 12 – General

The Staff notes that certain service providers of the Fund (such as transfer agent and the custodian) are contracting with the Fund under the Trust to pay for these services. Explain in supplemental correspondence whether the Funds can be held liable for those expenses in the event of a default by the Adviser. If the Fund can be held accountable, the Staff requests an explanation for the accounting for those services.

Response to Comment 12

The Trust, on behalf of each Fund, pays the compensation of the Funds’ service providers by way of payment of a unitary fee to the Adviser. The Adviser, on behalf of each Fund, pays such Fund’s ordinary operating expenses, including amounts due to the Funds’ service providers (such as the administrator, custodian and auditor). In essence, the Adviser facilitates payment of each Fund’s ordinary operating expenses, while the Funds accrue and bear those expenses in an amount equal to the unitary fee. The Adviser would only directly bear each Fund’s ordinary operating expenses if the assets of a Fund, and therefore the amount of the unitary fee, were too small to cover the aggregate amount of such Fund’s ordinary operating expenses in a year. In this way, the unitary fee arrangement is economically equivalent to an expense cap, which involves an investment adviser agreeing to waive all or a portion of its advisory fee and/or reimburse a Fund for ordinary operating expenses that exceed an agreed-upon level. In both instances, such Fund bears its own ordinary operating expenses, but only to the extent of a specified amount.

Comment 13 – Performance

In supplemental correspondence, please explain to the Staff how the performance information as required by Form N-1A will be disclosed. The Staff requests that in connection with this disclosure, each Fund ensures that an appropriate broad-based index will be disclosed, as required by Form N-1A, and that the information required by Item 4(b)(2)(iii) and Instruction 5 to Item 27(b)(7) is included. Please supplementally inform the Staff what each Fund’s appropriate broad-based index will be.

Response to Comment 13

Each Fund will report its respective performance information in accordance with the requirements of Form N-1A. Each Fund (and all ETFs in the Defined Outcome ETF suite) has a fiscal year end of October 31, meaning that the annual update to the Registration Statement will take place within 120 days of October 31. It is anticipated that this filing will made on the 120th day (on or about February 28). Therefore, in accordance with the requirements of Form N-1A, the performance information required by Item 4 of Form N-1A (and the instructions thereunder) will be provided as of the end of the most recent calendar year, and each Fund acknowledges that an appropriate broad-based index will be used in compliance with the requirements of Form N-1A. Each Fund further acknowledges that providing only a single price index, with no reinvestment of dividends, is inconsistent with the requirements of Form N-1A. Accordingly, each Fund will provide performance information for both the total return and price return index (for the Fund’s respective index) as the broad-based market indexes, so that investors may compare the returns of each Fund against the index upon which the intended defined outcomes are based and in accordance with the requirements of Form N-1A. Pursuant to the requirements of Item 13 of Form N-1A, each Fund will disclose audited financial highlights information as of the end of the fiscal year.

The broad-based indices for each Fund will be as follows:

Fund Name	Broad-Based Indices
Innovator U.S. Equity Accelerated ETF – October	(1) S&P 500 Total Return Index (2) S&P 500 Price Return Index
Innovator U.S. Equity Accelerated 9 Buffer ETF – October	(1) S&P 500 Total Return Index (2) S&P 500 Price Return Index
Innovator U.S. Equity Accelerated Plus ETF – October	(1) S&P 500 Total Return Index (2) S&P 500 Price Return Index
Innovator Growth Accelerated Plus ETF – October	(1) NASDAQ-100 Total Return Index (2) NASDAQ-100 Price Return Index
Innovator U.S. Equity Buffer ETF™ – Quarterly	(1) S&P 500 Total Return Index (2) S&P 500 Price Return Index
Innovator U.S. Equity Power Buffer ETF™ – Quarterly	(1) S&P 500 Total Return Index (2) S&P 500 Price Return Index
Innovator Emerging Markets Power Buffer ETF™ – October	(1) MSCI Emerging Markets Total Return Index (2) MSCI Emerging Markets Price Return Index
Innovator International Developed Power Buffer ETF™ – October	(1) MSCI EAFE Total Return Index (2) MSCI EAFE Price Return Index

Comment 14 – Investor Suitability Table

The Staff notes none of the Funds receive dividends; however, the following disclosure appears in the “Investor Suitability” table for certain of the Funds:

“You are willing to forgo some or all of the investment return derived from the Underlying ETF’s dividend distributions;”

The Staff request the Funds revise accordingly for accuracy.

Response to Comment 14

The Funds have revised the referenced disclosure to remove “some or all” and provides the following disclosure:

“You are willing to forgo all of the investment return derived from the Underlying ETF’s dividend distributions;”

Comment 15 – Innovator U.S. Equity Quarterly Funds

The Staff requests confirmation the Innovator U.S. Equity Buffer ETF – Quarterly and Innovator U.S. Equity Power Buffer ETF – Quarterly are new funds. Please confirm whether the investment thesis itself is new in supplemental correspondence.

Response to Comment 15

Each of the above referenced funds is a new fund, but each has the same investment thesis as the existing U.S. Equity defined outcome suite. The difference with these new funds is the duration of the outcome period. These funds are quarterly resetting products, whereas the original funds had outcome periods of one year. Except for this difference, the funds are the same as the prior filed U.S. Equity defined outcome suite.

Comment 16 – “Power” Buffer Funds

The Staff notes the certain of the Funds have “Power” in the name, but this is not adequately addressed on the Fund’s cover page so that a reasonable shareholder would know what is meant by “power” and what a “power buffer” is. The Staff requests the Fund revise its disclosure to clarify what the Fund means by “power” buffer on the cover page.

Response to Comment 16

In accordance with the Staff’s comment the below disclosure has been added after the first sentence of the fourth bullet point to the applicable Fund’s cover page:

““Power” denotes the Fund’s objective to provide returns that are buffered by up to 15% if the Underlying ETF’s share price experiences a loss during the course of the Outcome Period;”

Comment 17 – Innovator International Developed Power Buffer ETF – October

The Staff notes a reference in the principal investment strategy of the Innovator International Developed Power Buffer ETF – October to the “far east”. Please confirm this reference is correct.

Response to Comment 17

The Fund confirms this reference is correct and notes this terminology is used by the index.

Comment 18 – Innovator Emerging Markets Power Buffer ETF – October and Innovator International Developed Power Buffer ETF – October

The Staff notes the Innovator International Developed Power Buffer ETF – October principal risks should be updated to have parallel disclosure to the principal investment strategies to include any risks for exposure to countries listed in the principal investment strategies.

Response to Comment 18

The Funds each confirm its Item 4 sections correlate for its specific country exposure.

Comment 19 – Innovator Emerging Markets Power Buffer ETF – October and Innovator International Developed Power Buffer ETF – October

The Staff notes each Fund’s concentration policy listed in its Statement of Additional Information provides that the Fund will concentrate to same extent as underlying ETF. The Staff requests the Funds add the attendant disclosure to the Fund’s principal investment strategies.

Response to Comment 19

In accordance with the Staff’s comment the below disclosure has been added to each Fund’s principal investment strategy:

“To the extent the Underlying ETF concentrates (i.e., holds 25% or more its total assts) in the securities of a particular industry or group of industries, the Fund will concentrate its investments to approximately the same extent.”

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren